October 23, 2007

Mr. Mark Cowan

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Western Reserve Life Assurance Co. of Ohio
Separate Account VA AA
Flexible Premium Variable Annuity - M
Pre-Effective Amendment No. 1 on Form N-4
File Nos.: 333-145461; 811-22113

Dear Mr. Cowan:

Western Reserve Life Assurance Co. of Ohio filed the Pre-Effective Amendment No. 1 to the above-referenced Form N-4 registration statement on October 23, 2007. Pursuant to Rule 461 under the Securities Act of 1933, Western Reserve Life Assurance Co. of Ohio and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective October 23, 2007 or as soon thereafter as practicable.

Western Reserve Life Assurance Co. of Ohio acknowledges the following:

•	should the Commission or the staff pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Western Reserve Life Assurance Co. of Ohio		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Robert Frederick
Darin D. Smith		Robert Frederick
Vice President		Managing Director and Exec VP

cc:	Frederick R. Bellamy, Esq.